Planet Image International Limited

September 28, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner and Karina Dorin

Re:	Planet Image International Limited Amendment No. 4 to Registration Statement on Form F-1 Filed September 8, 2023 File No. 333-263602

Dear Ms. Barberena-Meissner and Ms. Dorin:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 18, 2023 regarding its Amendment No. 4 to Registration Statement on Form F-1 (the “Amendment No. 4 to Registration Statement”) filed on September 8, 2023. For ease of reference, we have repeated the Commission’s comment in this response letter. An Amendment No. 5 to the Registration Statement on Form F-1 (“Amendment No. 5 to the Registration Statement”) is being filed to accompany this response letter.

Amendment No. 4 to Registration Statement on Form F-1

General

1. We note the changes you made to your disclosure appearing on the cover page, Prospectus Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on June 7, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the significant degree of influence any changes in applicable PRC laws and regulations implemented by PRC regulatory authorities have over the manner in which the PRC subsidiaries must conduct their business activities conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of June 7, 2023.

Response: In response to the Staff’s comment, we revised our disclosure throughout Amendment No. 5 to the Registration Statement to restore disclosure relating to (i) the risk that the PRC government may intervene in or influence our operations at any time, or may exert control over operations of our business, which could result in a material change in our operations and/or the value of the securities we are registering for sale, (ii) uncertainties regarding the enforcement of laws, and (iii) that the rules and regulations in China can change quickly with little advance notice, as they existed in the Registration Statement as of June 7, 2023.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC